Exhibit 9

May 16, 2006

Mr. Ken Denman

Chairman of Board and Chief Executive Officer

iPass Inc.

3800 Bridge Parkway

Redwood Shores, CA 94065

Dear Mr. Denman,

The Shamrock Activist Value Fund currently holds approximately 12% of the shares outstanding of iPass, and we are increasingly concerned about its corporate performance trends, capital allocation decisions, executive compensation plans and corporate governance policies. Despite several discussions with you and management regarding these key issues, our concerns have largely been ignored.

Accordingly, we request a meeting with the full Board on June 1, 2006 to discuss the issues described below more fully.

1.	Corporate Performance: Operating margins and other key financial performance indicators have deteriorated significantly since 2004. Beginning in 2005, virtually every expense line item in the income statement has increased as a percentage of revenues when compared to 2004. For example, during this period, revenue growth has been essentially flat while sales and marketing expenses have increased from 28.9% of revenue in Q1 2005 to 33.5% of revenue in Q1 2006. There is an urgent need to “right-size” the cost structure of the business.

Additionally, since 2003, return on invested capital has declined 80% - from 14.2% to 2.8%; significantly below the Company’s cost of capital of approximately 11%. Not surprisingly, the iPass share price has decreased by nearly 70% since the beginning of 2004; a period during which the Russell 2000 grew by 36% and a peer group grew by 34%.

Without transparency regarding key company financial performance metrics over a reasonable time period to which management will be held accountable, the investor community can only assume that current unsatisfactory corporate performance trends will continue.

Mr. Ken Denman

May, 16, 2006

2.	Capital Allocation: Beginning in 2004, iPass has invested approximately $150 million of capital in acquisitions, research and development and capital expenditures, all of which has delivered little or no economic return. Additionally, the Company’s unnecessarily high cash balances suppress return on capital to below the cost of capital—a recipe for continuing erosion of shareholder value. The recently announced modest share buyback program for the next two years is inadequate and will do little to address this fundamental issue.

3.	Executive and Director Compensation Plans: We have communicated to you a number of times our significant concerns regarding the Board’s policies and actions on long-term incentive compensation. Best practices over the last several years embrace real pay for performance based on strong alignment with those measurable, controllable, and definable internal performance metrics that directly correlate to shareholder value creation. Shareholders deserve a level of commitment and accountability from management regarding key financial metrics such as operating income margin and return on invested capital; these financial governors help ensure that a company’s strategies are designed to create shareholder value. The Company’s current compensation plans and policies require substantial improvement. We would be pleased to work with you and the Board on this issue.

4.	Corporate Governance Policies: There is a need for improvement in a number of crucial governance areas at the Company, including a review of Board member selection processes, a review of the current skill set and composition of the Board, Board de-staggering, and a review of investor communications to increase transparency, among others. These elements are vital to developing the trust and confidence of shareholders and we would be happy to assist you on this matter.

This letter highlights issues that we have raised with you over the last year. Unfortunately, you have been unwilling to address these matters in a meaningful way or to institute measures to ensure accountability of the Board and management. We believe many shareholders share concern over these same issues.

Mr. Ken Denman

May, 16, 2006

We are willing to work constructively with the Board to better address these problems and look forward to a meeting on June 1, 2006. At that time, we will provide a more complete analysis and specific recommendations designed to substantially enhance shareholder value. On the other hand, if you and the Board are not serious about a constructive dialogue with us, we are prepared to find other solutions to the issues delineated above.

Please contact me at your earliest convenience.

Kindest personal regards,

/s/ Michael J. McConnell
Michael J. McConnell

cc:	A. Gary Ames

John D. Beletic

Peter G. Bodine

Arthur C. Patterson

Olof Pripp

Allan R. Spies

Bruce K. Posey